July 22, 2019

David Edwards
Chief Financial Officer
ROAN RESOURCES, INC.
14701 Hertz Quail Springs Pkwy
Oklahoma City, OK 73134

       Re: ROAN RESOURCES, INC.
           Registration Statement on Form S-1
           Filed July 17, 2019
           File No. 333-232679

Dear Mr. Edwards:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at (202) 551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources